Exhibit 4.50

Form Second Supplemental Agreement to Operating Agreement

This Second Supplemental Agreement to Operating Agreement (the “Supplemental Agreement”) is entered into by the following parties on [          ]:

Party A:	[wholly owned subsidiary]
Registered Office:	[ ]

Party B:	[VIE]
Registered Office:	[ ]

Party C:	[individual shareholder of VIE (ID No.: )]

Party D:	[individual shareholder of VIE (ID No.: )]

(Collectively, the “Parties”)

Whereas:

1.	Party A is a wholly foreign-owned enterprise registered in the PRC;

2.	Party B is a wholly domestic-owned company registered in the PRC;

3.	Party C is a shareholder of Party B who owns [ ]% equity in Party B;

4.	Party D is a shareholder of Party B who owns [ ]% equity in Party B;

5.	Linktone Ltd. Is a limited liability company registered in Cayman Islands; and

6.
The Parties entered into the Operating Agreement on [        ] as well as the Supplemental Agreement to Operating Agreement on [       ], which, together with any amendment that has been made as of the date hereof, are collectively referred to as the “Original Agreement” for purpose of this Supplemental Agreement. The Parties desire to make further amendment and supplement to the Original Agreement.

Nowtherefore, the Parties hereby agree as follows:

1. Amendment to the Original Agreement

1.1 Delete the following terms as contained in Section 3 of the Original Agreement:
“In order to ensure the performance of the various operation agreements between Party A and Party B and to ensure the payment of the various payables by Party B to Party A, Party B together with its shareholders Party C and Party D hereby jointly agree to accept the provision of the corporate policies and guidance by Party A at no time in respects of appointment and dismissal of the company's employees, the company's daily operation administration and the company's financial administrative system.”

1.2 Section 11 of the Original Agreement which read as follows:
“This Agreement shall be executed by each party or a duly authorized representative of each party as of the Effective Date first written above and become effective simultaneously. The term of this agreement is ten years unless early termination occurs in accordance with the relevant provisions herein. This Agreement may be renewed only upon Party A's written confirmation prior to the term of this Agreement expires. The renewed term shall be determined by the Parties hereto through mutual agreement.”

Shall be amended as：
“This Agreement shall be executed by each party or a duly authorized representative of each party as of the Effective Date first written above and become effective simultaneously. The term of this agreement is ten years unless early termination occurs in accordance with the relevant provisions herein. Party A has sole discretion on whether to renew the Agreement as well as the extended term.”

2. Terms and sections contained the Original Agreement not amended by this Supplemental Agreement should be maintained without change. Any amendment as set forth on Section 1 above should not affect or damage the effectiveness, legitimacy and enforceability of any other provision in the Original Agreement.

3. This Supplemental Agreement shall come into effect upon the execution hereof by the Parties.

In witness whereof, the Parties hereto have caused their authorized representatives execute this Supplemental Agreement as of the date first written above.

[wholly owned subsidiary] (Chop)	[VIE] (Chop)

Authorized representative: ______________________	Authorized representative: _______________________

[individual shareholder of VIE]: _________________________	[individual shareholder of VIE]: _________________________